SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                        --------------------------------

                                  SCHEDULE 13D

                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934


                                  Synetic, Inc.
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
                         (Title of Class of Securities)

                                    87160F109
                                 (CUSIP Number)

                                 Martin J. Wygod
                       President, Treasurer and Secretary
                                   SYNC, Inc.
                                c/o Synetic, Inc.
                                 669 River Drive
                             Elmwood Park, NJ 07607
                                 (201) 703-3400
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  May 16, 1999
             (Date of Event which Requires Filing of this Statement)
              -----------------------------------------------------

 If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box |_|.
    Check the following box if a fee is being paid with this statement |_|.

CUSIP No. 87160F109

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
         SN Investors, L.P.
         ----------------------------------------------------------------------
         I.R.S. Identification No. 22-3337442
         ----------------------------------------------------------------------

(2)      Check the Appropriate Box if a Member of Group (See Instructions)
         | | (a)
                 -----------------------------------------------------------
         |x| (b)
                 -----------------------------------------------------------

(3)      SEC Use Only
                 -----------------------------------------------------------

(4)      Sources of Funds (See Instructions)  WC
                                            --------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                     ----------------------------------

(6)      Citizenship or Place of Organization    Delaware
                                                 ------------------------------
--------------
Number of           (7)  Sole Voting Power           5,061,857
Shares                                               ---------------------------
Beneficially        (8)  Shared Voting Power         -0-
Owned by                                             ---------------------------
Each                (9)  Sole Dispositive Power      5,061,857
Reporting                                            ---------------------------
Person With         (10) Shared Dispositive Power    -0-
--------------                                       ---------------------------

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
                                   5,061,857
          ----------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain
         Shares (See Instructions)
                                     -------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)  Approximately 24.5%

(14)     Type of Reporting Person (See Instructions)    PN



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CUSIP No. 87160F109

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
         Martin J. Wygod
         ----------------------------------------------------------------------
         S.S. No. ###-##-####
         ----------------------------------------------------------------------

(2)      Check the Appropriate Box if a Member of Group (See Instructions)
         | |  (a)
                 --------------------------------------------------------------
         |x|  (b)
                 --------------------------------------------------------------

(3)      SEC Use Only
                 --------------------------------------------------------------

(4)      Sources of Funds (See Instructions)  PF
                                            --------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                           -------------------------------------------------

(6)      Citizenship or Place of Organization    United States
                                             ----------------------------------
--------------
Number of           (7)  Sole Voting Power           5,424,498
Shares                                               ---------------------------
Beneficially                                         (5,061,857 of which is
Owned by                                             indirectly owned through
Each                                                 control of general partner
Reporting                                            in SN Investors, L.P.)
Person with                                          ---------------------------
                    (8)  Shared Voting Power         223,794
                                                     ---------------------------
                    (9)  Sole Dispositive Power      5,424,498
                                                     (5,061,857 of which is
                                                     indirectly owned through
                                                     control of general partner
                                                     in SN Investors, L.P.)
                                                     ---------------------------
                    (10) Shared Dispositive          223,794
--------------              Power                    ---------------------------

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
                                    5,648,292
         ----------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain
         Shares (See Instructions)          X
                                  ---------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)  Approximately 27.3%

(14)     Type of Reporting Person (See Instructions)    IN


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CUSIP No. 87160F109

ITEM 1.    SECURITY AND ISSUER.

         Item 1 is amended and restated in its entirety as follows:

         "This Amendment No. 1 to the Schedule 13D, dated December 14, 1994, of SN Investors, L.P. (as amended, the "Schedule 13D") is filed to reflect information required pursuant to Rule 13d-2 promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, relating to the shares of common stock, par value $0.01 per share ("Common Stock"), of Synetic, Inc. ("Synetic") with its principal executive offices located at 669 River Drive, Elmwood Park, NJ 07407."

ITEM 2.    IDENTITY AND BACKGROUND.

         Item 2 is amended by replacing the second sentence of the first paragraph with the following:

         "The General Partner is a corporation whose sole business currently is acting as the General Partner of the Partnership."

         Item 2 is further amended by replacing the first two sentences of the second paragraph with the following:

         "The business address of the Partnership is: SN Investors, L.P., SYNC, Inc., General Partner, c/o Synetic, Inc., 669 River Drive, Elmwood Park, NJ 07407. The business address of the General Partner and of Messrs. Wygod and Baum is: SYNC, Inc., c/o Synetic, Inc., 669 River Drive, Elmwood Park, NJ 07407."

ITEM 4.    PURPOSE OF TRANSACTION.

         Item 4 is amended by inserting the following after the end of the eighth paragraph thereof:

         "Immediately following the purchase, 12,509,709 shares of Common Stock were outstanding. As of March 3, 1999, Synetic had issued 7,827,434 shares of Common Stock since the closing of the purchase. Accordingly, since March 3, 1999, there has been a "Change of Control" as defined in the Investment Agreement and the restrictions on the voting and disposition of the shares contained in the Investment Agreement no longer apply."

         Item 4 is further amended by deleting the last paragraph thereof in its entirety and inserting the following in lieu thereof:

         "On May 16, 1999, Synetic, Marlin Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Synetic ("Merger Sub"), and Medical Manager Corporation ("MMC"), entered into an Agreement and Plan of Merger (the "Merger Agreement"). Upon the satisfaction of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into MMC, with MMC continuing as the surviving corporation (the "Merger"), and upon consummation of the Merger, MMC will be a wholly owned subsidiary of Synetic. The consummation of the Merger is subject to certain closing conditions. The Merger Agreement is filed as an exhibit hereto and is hereby incorporated by reference in its entirety.

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CUSIP No. 87160F109

         Concurrently with the execution and delivery of the Merger Agreement, Martin J. Wygod and MMC entered into a Voting Agreement (the "Voting Agreement"). Pursuant to the Voting Agreement, Mr. Wygod has agreed to vote all of the shares of Common Stock which he has the power to vote (a) in favor of the issuance of additional shares of Common Stock and the election of MMC's nominees to the Synetic Board of Directors, (b) against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of Synetic under the Merger Agreement or which would result in any of the conditions to the Merger Agreement not being fulfilled and (c) in favor of any other matter necessary to the consummation of the transactions contemplated by the Merger Agreement. The Voting Agreement provides that it shall not otherwise limit or affect in any way Mr. Wygod's rights with respect to the election of directors of Synetic.

         Mr. Wygod, in the Voting Agreement, has also appointed MMC, or any nominee of MMC, with full power of substitution, as Mr. Wygod's irrevocable proxy and attorney-in-fact to vote Mr. Wygod's shares as indicated above in the event Mr. Wygod fails to comply with his obligations.

         Mr. Wygod, in the Voting Agreement, has agreed that he will not, nor will he authorize or permit any of his agents and representatives, other than in accordance with the Merger Agreement, to, directly or indirectly, (a) initiate, solicit, negotiate or encourage (including by way of furnishing information) or take any other action to facilitate any inquiries, offers or proposals that constitute, or could reasonably be expected to lead to a Competing Transaction (as defined in the Merger Agreement), (b) agree to or recommend any Competing Transaction, or (c) engage in negotiations or discussions with any third party concerning, or provide any non-public information to any person or entity relating to, any Competing Transaction. Mr. Wygod has agreed to notify MMC after receipt of any unsolicited inquiries, offers or proposals with respect to a potential or proposed Competing Transaction (a "Competing Proposal") or any indication of interest or request for information relating to Synetic or its subsidiaries in connection with a Competing Proposal that Mr. Wygod receives in his capacity as a stockholder of Synetic. The Voting Agreement does not restrict or otherwise limit Mr. Wygod from performing his fiduciary obligations solely in his capacity as a director of Synetic.


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CUSIP No. 87160F109


         The Voting Agreement terminates upon the earliest to occur of (a) the Effective Time (as such term is defined in the Merger Agreement) or (b) the termination of the Merger Agreement in accordance with the terms thereof.

         A copy of the Voting Agreement is filed as an exhibit hereto and is incorporated herein by reference in its entirety.

         Except as set forth herein, none of the Partnership, the General Partner nor Messrs. Wygod or Baum has any present plans or intentions which would result in or relate to any of the transactions described in subparagraphs
(a) through (j) of Item 4 of Schedule 13D."


ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is amended by replacing the first sentence of the first paragraph with the following:

         "The Partnership is the record and beneficial owner of 5,061,857 shares of Common Stock, representing approximately 24.5% of the outstanding shares of Common Stock, as of July 6, 1999, and has sole voting and dispositive power over such shares."

         Item 5 is further amended by deleting the last paragraph thereof and inserting the following in lieu thereof:

         "In addition to the foregoing, Mr. Wygod is the beneficial owner of
(i) 142,641 shares of Common Stock, and (ii) approximately 220,000 shares of Common Stock which he has the right to acquire pursuant to exercisable stock options and upon conversion of convertible debentures. Mr. Wygod has sole voting and dispositive power over the foregoing shares and securities. The foregoing does not include (i) 28,500 shares of Common Stock, which includes shares issuable upon conversion of $1,500,000 principal amount of Convertible Debentures, owned by Synetic Foundation, Inc. (formerly Medco Containment Services Foundation, Inc.), a charitable foundation as to which Mr. Wygod is a co-trustee and shares voting and dispositive power, or (ii) 195,294 shares of Common Stock, which includes shares issuable upon conversion of $500,000 principal amount of Convertible Debentures, owned by Rose Foundation, a charitable foundation as to which Mr. Wygod is a co-trustee and shares voting and dispositive power. In addition, the foregoing does not include 2,000 shares of Common Stock owned by Mr. Wygod's wife, as to which Mr. Wygod disclaims beneficial ownership. Mr. Wygod's total beneficial ownership represents 27.3% of the outstanding shares of Common Stock, as of July 6, 1999. Mr. Baum is the beneficial owner of 7,050 shares of Common Stock.

         Mr. Wygod has effected transactions involving Common Stock as described in the Form 4, which is filed as an exhibit hereto and is incorporated herein by reference in its entirety. During the past 60 days, Mr. Baum acquired 1,600 shares of Common Stock. Except as described herein, there have been no other transactions in any securities of Synetic effected by the Partnership, or Messrs. Wygod or Baum during the past 60 days.



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CUSIP No. 87160F109


         To the knowledge of the Partnership or Mr. Wygod, only the Partnership and Mr. Wygod have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock of Synetic reported by this Amendment for which Mr. Wygod or the Partnership have sole voting and dispositive authority.

         Paragraph (e) of Item 5 is not applicable."


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 is amended and restated in its entirety as follows:

         "The responses to Item 4 and Item 5 are incorporated herein by this reference."


ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 Agreement and Plan of Merger among Synetic, Inc., Marlin Merger Sub, Inc., and Medical Manager Corporation, dated as of May 16, 1999 (incorporated by reference to Exhibit 2.1 of Synetic, Inc.'s Registration Statement on Form S-4 dated June 24, 1999 (No. 333-81123)).

Exhibit 2 Voting Agreement by Martin J. Wygod and Medical Manager Corporation, dated as of May 16, 1999 (incorporated by reference to Exhibit 99.1 of Synetic, Inc.'s Registration Statement on Form S-4 dated June 24, 1999 (No. 333-81123)).

Exhibit 3 Statement of Changes in Beneficial Ownership on Form 4, filed by Martin J. Wygod on July 8, 1999 (incorporated by reference to Form 4 filed on July 8, 1999).



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CUSIP No. 87160F109

Signatures.

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Dated: July 14, 1999


/s/ Martin J. Wygod
-------------------------------
Martin J. Wygod, Individually





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CUSIP No. 87160F109

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Dated: July 14, 1999


SN INVESTORS, L.P.


By:  SYNC, Inc., General Partner

By:  /s/ Martin J. Wygod
   --------------------------------------
     Martin J. Wygod
     President, Treasurer and Secretary





                                  Page 9 of 10

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CUSIP No. 87160F109

                                  EXHIBIT INDEX
                                  -------------


Exhibit No.       Description
-------------     --------------
    1             Agreement and Plan of Merger among Synetic, Inc., Marlin
                  Merger Sub, Inc. and Medical Manager Corporation, dated as of
                  May 16, 1999 (incorporated by reference to Exhibit 2.1 of
                  Synetic, Inc.'s Registration Statement on Form S-4 dated June
                  24, 1999 (No. 333-81123)).

    2 Voting Agreement by Martin J. Wygod and Medical Manager Corporation, dated as of May 16, 1999 (incorporated by reference to Exhibit 99.1 of Synetic, Inc.'s Registration Statement on Form S-4 dated June 24, 1999 (No. 333-81123)).

    3 Statement of Changes in Beneficial Ownership on Form 4, filed by Martin J. Wygod on July 8, 1999 (incorporated by reference to Form 4 filed on July 8, 1999).






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